411 1st Avenue S, Suite 501
Seattle, Washington 98104
(855) 767-2400

July 5, 2023

VIA EDGAR

Joyce Sweeney and Christine Dietz

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Porch Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 16, 2023

Form 8-K furnished May 10, 2023

File No. 001-39142

Dear Ms. Sweeney and Ms. Dietz:

We have received the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 29, 2023 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed by the Company with the Commission on March 16, 2023, and the Current Report on Form 8-K, furnished by the Company to the Commission on May 10, 2023.

The Comment Letter requests that Porch Group, Inc. (the “Company”) respond within ten business days or advise the Staff when the Company will respond. As communicated to Ms. Sweeney on July 5, 2023, the Company hereby requests an extension to respond by no later than July 31, 2023. This additional time will enable the necessary internal review related to the Company’s response to the Comment Letter.

Thank you for your consideration of the Company’s request for an extension. If you have any questions, please do not hesitate to call me at (855) 767-2400.

Respectfully submitted,

/s/ Shawn Tabak

Shawn Tabak

Chief Financial Officer